

Procedures and Methodologies

Exhibit 2

TABLE OF CONTENTS

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HR Ratings® Credit Rating Agency

Procedures and Methodologies

Exhibit 2

1. PROCEDURES

A. Start of the Rating Process

The credit rating process begins following an initial contact from the Business Development Department with the entity or the issuer by sending sales materials, which include a corporate presentation and general datasheet. HR Ratings then sends an economic proposal, engagement letter or proposed service agreement, with the list of information required as part of the rating process.

A service agreement or the appropriate legal instrument is then finalized and sent to the entity or issuer, together with the Code of Conduct. The entity or issuer and the HR Ratings Business Development Director sign the service agreement or appropriate legal instrument, and the contractual legal relationship with the entity or issuer is formalized.

HR Ratings may issue unsolicited ratings, for which HR Ratings does not receive any payment and may or may not sign a service agreement, engagement letter or legal instrument. Where applicable, an NDA will be signed. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will also do the surveillance of unsolicited ratings and may withdraw an unsolicited rating at any time.

The Business Development Director and the entity or issuer designate the individuals authorized to send and receive information throughout the course of the rating process. The initial contact information is entered into HR's internal electronic system.

HR Ratings' internal control procedures determine the sufficiency of the information to be used to assign the rating. This information must be generated and provided by trustworthy sources.

Public and private information from parties other than the issuer is also used as part of the credit rating process. Depending on the reliability of the source, HR Ratings reserves the right to evaluate third party information. Information derived from official governmental sources is presumed to be valid. HR Ratings uses all information available at the time of analysis, including available public information that is relevant to the specific rating, as well as non-public information, consistent with regulatory norms.

B. Rating Process

HR Ratings' analysis begins with the assignment of the Area Director by the Operations Department and the assignment of the Lead Analyst by the Area Director. The other analysts, who are secondary responsible for the project, assist in the rating process. The Lead Analyst, together with any secondary analysts, comprise the "analysis team". The Operations Department will consider the log of potential conflicts of interest maintained in HR Ratings' internal electronic system for the assignment.

The Area Director and / or Lead Analyst, and any secondary analysts, are responsible for conducting the entire analysis, as well as the presentation to the Credit Analysis Committee, including preparation of all supporting documents such as the: (i) analysis report (or press release when there is no analysis report), (ii) if applicable, the rating letter, technical note, legal opinion, datasheet for the influential rating and/or Information Disclosure

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Form (17g-7 Form): (iii) number and type of model used and minutes of the previous Credit Analysis Committee regarding the entity, issuer or operation in question. These documents are referred to jointly as the Credit Analysis Committee Package.

When the rating considers influential ratings assigned by other rating agencies, the analysis team monitors these influential ratings weekly. For the purposes of the above, each area of the Credit Analysis Department maintains the current datasheet corresponding to the information for the influential rating in question by the last business day of each week.

In the event of any questions or issues regarding the operation of the analysis team, a meeting is arranged with the Chief Credit Officer and Area Director to clarify any questions before the presentation of the Credit Analysis Committee Package to the Credit Analysis Committee. The Credit Analysis Committee Package is then distributed to all committee members at least 12 (twelve) hours in advance of the Credit Analysis Committee review, and can be distributed, if necessary, in a shorter period when required by the analysis team.

The following steps are followed for each rating by the assigned analyst:

1. The analyst receives the assignment to begin the rating process and proceeds to gather available public and private information on the issuer and/or offering.

2. The analyst sends the issuer an email request for information covering the following topics:

    *   Financial information
    *   Business, market, and general relevant economic information
    *   Institutional framework
    *   Characteristics of the offering (if applicable)

3. If applicable and in accordance with the methodology, the analyst schedules a visit, videocall or virtual meeting, with the entity or issuer to understand the specific characteristics of the issuer, operation and/or offering. The analyst may request further information depending on the complexity of the entity or operation.

4. Based on this information, model and methodology, the analyst prepares an evaluation and analysis of the credit strengths and payment capacities of both the issuer and/or offering; and,

5. The analyst prepares the presentation for the Credit Analysis Committee including all supporting documents in the Credit Analysis Committee Package.

C. Credit Analysis Committee Structure and Voting Process

i. Quorum

In accordance with the HR Ratings' General Operations Plan, the Credit Analysis Committee will meet whenever:

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- A rating action is required.
- Any relevant event occurs that could impact a current rating; or
- An opinion is to be issued on any industry sector. In this case, the meeting of the Credit Analysis Committee will be optional, provided the Chief Credit Officer has given his approval.

The following people sit in the Analysis Committee, in voting order:

- Analysis Manager
- Analysis Director
- Analysis Executive Director
- Where appropriate, the Chief Credit Officer ("CCO")
- Where appropriate, the Chief Officer of Economic Analysis

Prior to each Credit Analysis Committee meeting, the members of the Committee will certify, through the Company's internal electronic system, that they have no conflict of interest with the entity or issuer. The internal electronic system will also notify the Head Compliance Officer if there is a conflict of interest reported on the system.

The Committee will meet with a quorum of at least 4 (four) members, and several committees may meet simultaneously with different agendas.

A member of the Credit Analysis Committee may not participate in more than 4 (four) committee meetings on the same day for unsecured or structured initial ratings or annual reviews, unless they participate as Lead Analysts and/or Area Directors, or in the case of Committee meetings to determine ratings for entities belonging to the same control group, consortium and/or related entities.

The President of the Credit Analysis Committee must belong to a different analysis area than that of the Analysis Director or Lead Analyst. At least half of the members who attend the Analysis Committee must be Directors or Managers of an analysis area different than that of the Lead Analyst and/or Area Director of the entity, issue or operation being rated.

The following persons must be present at the meetings of the Credit Analysis Committee, at least one of the following members of the Committee: Chief Credit Officer, or any Analysis Executive Director; the Area Director or Lead Analyst of the corresponding rating.

The other members of the analysis team that participated with the Lead Analyst in the corresponding rating process may attend the meetings of the Credit Analysis Committee and will have voice but not vote.

ii. Voting Process

Decisions of the Credit Analysis Committee will be passed by absolute majority, meaning by the vote of half plus one of the members present at the Credit Analysis Committee meeting. The Chair of the Committee will have the deciding vote in the event of a tie.

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United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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The Credit Analysis Committee reviews and discusses the proposed rating and upon reaching a conclusion, the Credit Analysis Committee issues a rating and once the rating has been given, the Lead Analyst notifies the issuer of the decision reached by the Credit Analysis Committee, the same day as the rating was assigned. Under no circumstance will the entity or issuer receive any prior notice as to the possible outcome of the rating process. Rather, the entity or issuer will receive a notification only when the Credit Analysis Committee has issued its official opinion.

If the issuer agrees, then HR Ratings proceed with the publication of the rating. The issuer has up to 2 (two) business days after receiving the rating report to state what it deems appropriate regarding the report and, if applicable, deliver any additional relevant documentation to be analyzed and evaluated by the Credit Analysis Committee. If there is no response from the issuer within these 2 (two) businesses days, HR Ratings will publish the rating the next business day.

During this time, the entity or issuer may indicate whether the rating will be held private or made public. The ratings on securities registered or intended to be registered in the National Securities Register in Mexico will always be made public, as well as any modifications, ratifications or withdrawals of these ratings.

D. Rotation policy for the participants in the rating procedures and Credit Analysis Committee

The Lead Analysts and/or Area Director (provided they participate as Lead Analysts) that prepare and, accordingly, monitor the credit quality assessments will not be assigned to the same client or companies members of the same corporate group or consortium, for more than 5 (five) consecutive years from the date of their first participation in the initial rating or monitoring of the issuer, entity or client, and may take the lead on these tasks once again for the same entity or issuer after a minimum break of 1 (one) year. A substitute analyst will be used, if necessary, in the fourth year.

In the case of the member of the Credit Analysis Committee responsible for the approval of the credit rating of an entity or issuer, members of the same group will rotate at least on a 7 (seven) year basis, returning after a minimum one-year break. To this end, HR Ratings rotates at least half of the members of each committee during this timeframe.

E. Surveillance and Monitoring

Monitoring refers to periodical internal rating reviews, depending on the entity, issuer, operation, or instrument that may or may not result in a rating action. The monitoring review will be monthly, quarterly, or semi-annually depending on the availability of information, or any other frequency required by HR.

The annual review refers to the periodic monitoring carried out at least once a year (based on the anniversary of the initial rating) by HR Ratings for all ratings, regardless of internal monitoring, and whose results are announced to the investing public through a rating action (the "annual review").

The annual review period may exceed 12 (twelve) months, including but not limited, due to the following circumstances: (i) failure by the entity or issuer to provide information in a timely manner, and/or (ii) restructuring or refinancing of the rated debt. The foregoing with the understanding that HR Ratings must be actively engaged in the review process and making its best efforts to complete such review on time.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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It is important to note that HR Ratings makes no difference regarding the qualitative and quantitative factors under the initial rating or annual review. Thus, an initial rating and an annual review consider the same weight for each of the factors given.

HR Ratings adheres to the view that the annual review can be even more important than the initial rating during the life of the issue until maturity. For this reason, the surveillance for tracking and monitoring all of the ratings assigned by HR Ratings is a vital ongoing activity.

i. Monitoring chart



Monitoring
Information requested from an Entity or an Issuer (according to the periodicity marked by assets)
Information Receipts and Databases updates
Information analysis and detection of cases with deteriorating financial situation, relevant events or lack of information
Monitoring Committee session (troublesome cases review)
Decisions on actions to be taken by the Monitoring Committee
In cases requested by the Monitoring Committee, beginning of the surveillance process

F. Procedures to Withdraw or Suspend a Rating

The Credit Analysis Committee may withdraw the rating given to an entity, issuer, and/or operation on the occurrence of any of the following:

1. For a debt instrument or a credit, when the issuer confirms that the entire amount of the credit or debt security has been repaid in full of no outstanding amount remained.
2. For a debt instrument or a credit, when the issuer confirms that the rating assigned has not been used for an issuance or specific credit, and, in consequence, that no funds have been mobilized for the issue or credit, nor for any outstanding current amount.
3. For a debt instrument, when HR Ratings receives the consent of all debtholders of a given issuance to withdraw the rating, by means of an assembly of the debtholders during which the motion to withdraw is unanimously passed.
4. For a debt instrument or a credit, when the period of validity of the initial rating, whose funds have not been obtained using the rating, has expired. Under these circumstances, the rating is automatically withdrawn.

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5. When a restructuring of a credit or issuance has been finalized and the Credit Analysis Committee determines that the changes have been substantial, provided another structure is in place.

6. When the entity or issuer has gone into bankruptcy and the rating issued by HR Ratings is no longer necessary or the Agency is unable to continue with the process due to limited access to the information submitted.

7. When requested by the entity or issuer to HR Ratings.

8. When an entity or issuer fails to provide information required for monitoring the corresponding rating for 2 (two) consecutive periods.

9. When the lack of cooperation from the entity or issuer or the lack of information makes assigning a reliable rating impossible. In this event, and if the rating is already public, the reasons for suspension will be communicated to the market. However, before determining the suspension of the rating, HR Ratings will attempt to complete its review based on the information available, making public the results of the review.

Additional information regarding the rating procedure can be found in HR Ratings' Internet website, at the following location: https://www.hrratings.com/regulatory_disclosure/monitoring.xhtml

G. Methodology Committee

HR Ratings has a Methodology Committee, with the responsibility of reviewing, discussing, and approving the Company's rating methodologies and any modifications thereof, and the quantitative models incorporated into said methodologies and the criteria for their application, prior to submitting these to the Board of Directors for final approval.

The Methodology Committee meets at least once a year to review the process and terms established for each rating methodology, or when any of the circumstances established in HR Ratings' Code of Conduct are met.

In addition, the Methodology Committee will assess and validate the qualitative models to be incorporated into any rating methodology and any changes to these models. Similarly, the committee will conduct periodical reviews of the quantitative models incorporated into the rating methodologies.

The Methodology Committee meets on the agreed date to review, discuss, and approve a new methodology or changes to a current methodology. In the event the modification of a methodology is agreed to, the Committee proceeds to analyze whether the ratings previously assigned under earlier methodologies need to be reviewed. This analysis must be documented in the minutes of the corresponding Methodology Committee meeting.

When the Methodology Committee agrees on a new rating methodology or changes to an already existing methodology, the Operations Department takes the necessary steps so that, before the end of the next business day following the Committee meeting, the methodology or its modifications are uploaded to HR Ratings' website for the consultation and comments of market participants. The term for receiving comments from the public will be of at least 10 (ten) calendar days. HR Ratings will maintain publicly available during this time any comments received through its website and will consider those deemed relevant.

At the end of the time given, the Chief Credit Officer will request the incorporation, when such is the case, of the relevant comments within the following 5 (five) business days and once incorporated, they will ask the

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United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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Procedures and Methodologies

Exhibit 2

Head Compliance Officer to immediately take the actions necessary for said methodology or modifications to be submitted for the review and formal approval of the Board of Directors.

Within the next 10 (ten) business days from when the methodology or its modifications are approved by the Board of Directors, HR Ratings will notify the Mexican Banking and Securities Commission ("CNBV") of the methodology or its modifications, to comply with the obligation established in the General provisions applicable to rating agencies in Mexico. If no comments are received from the CNBV within 20 (twenty) business days, HR Ratings will publish the methodology or its modifications in a visible location on the HR Ratings website indicating the reasons for the modifications, when such is the case, immediately at the end of said time and the methodology will be sent to HR Ratings' employees and website subscribers by email.

In the case of methodologies that only apply to ratings in the U.S., HR Ratings will publish the methodology or its modification the next business day after being formally approved by the Board of Directors, by the means indicated in the previous paragraph.

Rating methodologies and their modifications will come into effect the same day as published. Once the modifications or additions to a methodology have been published, the Company will use the new methodology for subsequent ratings and, accordingly, will inform the public immediately of the possible effects on the ratings that could be impacted by the new methodology once these ratings have been reviewed.

Accordingly, HR Ratings will issue a new rating for the instruments in question, within 6 (six) months following the publication of the modification of a methodology.

In addition, HR Ratings will publish on its website, notice of any significant error identified in any process or methodology that could result in any change to a current rating.

The Methodological Criteria Director will report decisions made by the Methodology Committee to the Company's analysis team, with the corresponding documentation, the same day as said decisions take effect.

In addition, meetings will be held with the analysis team to explain the important decisions made by the Methodology Committee.

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Procedures and Methodologies

Exhibit 2

2. HR RATINGS' SCALES

All our rating scales are publicly available at: https://www.hrratings.com/methodology/rating_scales.xhtml

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Procedures and Methodologies

Exhibit 2

2.1. Long Term Local Rating Scale

Symbol	Definition of the Rating
HR AAA	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue or issuer is susceptible to falling into default.
HR C	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D	The issuer or issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.2. Short Term Local Rating Scale

Symbol	Definition of the Rating
HR1	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1.
HR2	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR3	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR4	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk. These instruments are susceptible to falling into default.
HR5	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating and they are already in default.

To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.
*Short-term refers to a period shorter than twelve months

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.3. Long Term Global Rating Scale

Symbol	Definition of the Rating
HR AAA (G)	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis.
HR AA (G)	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios.
HR A (G)	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis.
HR BBB (G)	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios.
HR BB (G)	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis.
HR B (G)	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue or issuer is susceptible to falling into default.
HR C (G)	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (G)	The issuer or issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (G) to HR D (G), a plus or minus sign may be included in the range from HR AA (G) to HR C (G), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.4. Short Term Global Rating Scale

Symbol	Definition of the Rating
HR1 (G)	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk on a global scale basis. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1 (G).
HR2 (G)	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR3 (G)	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR4 (G)	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk on a global scale basis. These instruments are susceptible to falling into default.
HR5 (G)	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D (G)	The issuer or offering given this rating has the lowest credit rating and they are already in default.

To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.
*Short-term refers to a period shorter than twelve months

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.5. Local Rating Scale for Structured Finance

Symbol	Definition of the Rating
HR AAA (E)	The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA (E)	The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A (E)	The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB (E)	The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB (E)	The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B (E)	The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue is susceptible to falling into default.
HR C (E)	The issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (E)	The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.
HR D (E)	The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (E) to HR D (E), a plus or minus sign may be included in the range from HR AA (E) to HR C (E), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.6. Global Rating Scale for Structured Finance

Symbol	Definition of the Rating
HR AAA (G)(E)	The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis.
HR AA (G)(E)	The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios.
HR A (G)(E)	The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis.
HR BBB (G)(E)	The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios.
HR BB (G)(E)	The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis.
HR B (G)(E)	The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue is susceptible to falling into default.
HR C (G)(E)	The issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (G)(E)	The issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (G)(E) to HR D (G)(E), a plus or minus sign may be included in the range from HR AA (G)(E) to HR C (G)(E), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.7. Credit Risk Rating Scale for Investment Funds

Symbol	Definition of the Rating
HR AAA	The Investment Fund with this rating is considered to have the highest credit quality and has a credit risk like an instrument with the minimum credit risk.
HR AA	The Investment Fund with this rating is considered to have high credit quality and has a credit risk like an instrument with a very low credit risk.
HR A	The Investment Fund with this rating is considered to have an adequate credit quality and has a credit risk like an instrument with a low credit risk.
HR BBB	The Investment Fund with this rating is considered to have a moderate credit quality and has a credit risk like an instrument with a moderate credit risk.
HR BB	The Investment Fund with this rating is considered to have an inadequate credit quality and has a credit risk like an instrument with a high credit risk.
HR B	The Investment Fund with this rating is considered to have a low credit quality and has a credit risk like an instrument with a very high credit risk.
HR C	The Investment Fund with this rating is considered to have a very low credit quality and has a credit risk like an instrument with an extremely credit risk.
HR D	The Investment Fund with this rating is considered to have the lowest credit quality and has a credit risk like an instrument in default.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.8. Short-Term Market Risk Rating Scale for Investment Funds

Symbol	Definition of the Rating
1CP	The asset portfolio has extremely low sensitivity to changes in market conditions.
2CP	The asset portfolio has low sensitivity to changes in market conditions.
3CP	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4CP	The asset portfolio is moderately sensitive to changes in market conditions.
5CP	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6CP	The asset portfolio is highly sensitive to changes in market conditions.
7CP	The asset portfolio is extremely sensitive to changes in market conditions.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.9. Long-Term Market Risk Rating Scale for Investment Funds

Symbol	Definition of the Rating
1LP	The asset portfolio has extremely low sensitivity to changes in market conditions.
2LP	The asset portfolio has low sensitivity to changes in market conditions.
3LP	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4LP	The asset portfolio is moderately sensitive to changes in market conditions.
5LP	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6LP	The asset portfolio is highly sensitive to changes in market conditions.
7LP	The asset portfolio is extremely sensitive to changes in market conditions.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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2.10. Long-Term ratings for Special-Tax Bonds of U.S.A. Local Entities

Symbol	Definition of the Rating
HR AAA	The bond with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. The pledge is insensitive to market changes and shows steady growth above inflation. The bond offers multiple and adequate protections to bondholders.
HR AA	The bond with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk due to the low sensitivity of its pledge to market changes, and to a steady revenue growth. The bond offers adequate protections to bondholders.
HR A	The bond with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk to a steady pledge that grows with inflation and that shows low sensitivity to market changes. The bond offers protections to bondholders.
HR BBB	The bond with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk with weakness in the ability to pay in adverse economic scenarios due to a pledge that grows below inflation and with certain volatility.
HR BB	The Bond with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk due to a decreasing or volatile pledge, that is sensitive to market changes.
HR B	The bond with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The bond is susceptible to falling into default due to a decreasing and volatile pledge that is sensitive to market changes and that depends on a concentrated tax base.
HR C	The bond with this rating exhibits high probability of falling into default in debt obligation payments.
HR D	The bond with this rating has the lowest rating on the U.S.A. scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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3. METHODOLOGIES

All our methodologies are publicly available at: https://www.hrratings.com/methodology/

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

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